Exhibit 4.10

Patricia Hewitt
c/o BT Centre
81 Newgate St
London
EC1A 7AJ	23 March 2011
I am writing to confirm that the Board has agreed to extend your appointment for three years from 24 March 2011. Your appointment will continue in all other aspects on the terms set out in your letter of appointment dated 21 February 2011 including, in particular, that either you or the Board may give the other at least three months’ written notice to terminate the appointment at any time.
Please sign the attached copy of this letter to confirm your acceptance of this extension on the above terms and return the copy to me.
Yours sincerely
/s/ Andrew Parker
Name: Andrew Parker
ANDREW J PARKER

To:	Andrew Parker Company Secretary
I accept this extension of my appointment on the above terms.

/s/ Patricia Hewitt	4 April 2011
Name: Patricia Hewitt	Date